SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated March 1, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                          Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: March 1, 2001     Mr. Gerry A. Racicot
                              President

             EIGER TECHNOLOGY, INC. ANNOUNCES FIRST QUARTER RESULTS

Toronto, ON - March 1, 2001 - Eiger Technology, Inc (Eiger) announced that it has retained its customer base in the face of a difficult quarter for the electronic lighting ballast, computer and electronics industry. Eiger's sales for the 3 months ended December 31, 2000 were $ 9,671,000 vis a vis $18,169,000, year over year 47% decrease with a net loss of $ 607,000 this year vis a vis net profit of $ 620,000.

      Working capital includes a cash balance as at December 31, 2000 of $11,502,000 available for acquisition and operating requirements. Loss per share of $0.02 this year vis a vis a $0.03 earnings per share was a result of the down turn in the computer peripheral business in the first fiscal quarter of 2001.

      Eiger's Korean manufacturing facility, Eiger Net, Inc. has maintained a customer base of OEM customers throughout the difficult quarter ended December 31, 2000. Eiger Net management continues to aggressively market Eiger's research, manufacturing and marketing expertise to both current and prospective OEM customers.

      Eiger's management team continues to aggressively pursue strategic acquisitions and to create long-term shareholder value while building on the solid base created in the year 2000 in the computer peripheral and wireless marketplace.

      Eiger officially had its corporate jurisdiction changed from British Columbia to Ontario during this quarter. This change was approved at last years Annual General Meeting.

      Eiger announced on February 20, 2001 that it has signed a memorandum of understanding to purchase a 55% equity interest in Standard Telecom America, Inc. Eiger, also, announced its intention to acquire a 31.25% interest in Nixxo Technologies, Inc. It is anticipated that the Company's business outlook for the quarter ended March 31, 2001 will be similar to the quarter ended December 31, 2000.

      Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56k fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s web site at www.eigertechnology.com.

For More Information, Please Contact:
Roland P. Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.